Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2022, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2022 Interim Condensed Consolidated Financial Statements (First Quarter 2022 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2021 Annual MD&A; our 2021 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we have changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments. Commencing this quarter, we will begin presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We will also no longer report blended average billings per unit (ABPU). In Cable, we will begin presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2021 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 19, 2022 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2022, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Rogers Communications Inc.	1	First Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

2	Operating Environment and Strategic Highlights	25	Financial Risk Management
4	Financial Guidance	28	Commitments and Contractual Obligations
5	Quarterly Financial Highlights	29	Regulatory Developments
6	Shaw Transaction	29	Updates to Risks and Uncertainties
7	Summary of Consolidated Financial Results	29	Critical Accounting Policies and Estimates
8	Results of our Reportable Segments	30	Key Performance Indicators
14	Review of Consolidated Performance	32	Non-GAAP and Other Financial Measures
16	Managing our Liquidity and Financial Resources	34	Other Information
21	Overview of Financial Position	36	About Forward-Looking Information
22	Financial Condition

Operating Environment and Strategic Highlights

The Canadian economy is recovering and beginning to grow as immigration levels increase and COVID-19 restrictions have increasingly been relaxed or removed, including travel and capacity restrictions, masking mandates, and vaccine mandates. Travel volumes have increased in recent months, resulting in higher roaming revenue, and sporting events can now be filled to venue capacity, which will result in greater attendance and game day revenue as we welcome fans back to Rogers Centre.

While the general recovery is encouraging, COVID-19 remains a risk and we will continue to stay focused on keeping our employees safe and our customers connected. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Successfully complete the Shaw acquisition and integration
•Received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) for the transfer of Shaw Communications Inc.'s (Shaw) broadcasting services, achieving a significant regulatory milestone on the journey to closing the transformational transaction with Shaw (Transaction).
•Issued a combined $13.3 billion of Cdn$-equivalent senior notes at a weighted average cost of borrowing of 4.21% and a weighted average term to maturity of 13.9 years for net proceeds of $13.1 billion, successfully refinancing the committed credit facility we arranged to support the Transaction in March 2021.
•Issued US$750 million of subordinated notes due 2082 with an initial coupon of 5.25% for the first five years in February 2022.

Rogers Communications Inc.	2	First Quarter 2022

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Awarded Best In Test in umlaut's first Canadian fixed broadband report in January, winning fastest upload and download speeds and scoring more than 60% higher than our nearest competitor in average download speeds amongst national Internet service providers.
•Recognized in January as Canada's most consistent national wireless and broadband provider, with the fastest Internet in Ontario, New Brunswick, and Newfoundland and Labrador, by Ookla, the global leader in fixed broadband and mobile network testing applications.
•Launched the first commercial 5G standalone network in Canada, bringing network slicing capabilities and lower latency, expanding Rogers 5G footprint, and supporting future enterprise and consumer applications.
•Successfully completed 8 gigabits per second symmetrical upload and download tests in both lab and customer trials on our fibre-powered network, the fastest published Internet speed in Canada among major Internet service providers.
•Announced six new cellular towers, and upgrades of two existing towers, bringing critical connectivity along Highway 4 in British Columbia and helping to bridge the digital divide.
•Announced we will invest almost $200 million to upgrade our network in New Brunswick with 100% pure fibre, delivering the latest Internet technology and an ultimate entertainment experience.
•Expanded Canada's largest and most reliable 5G network to 18 new communities as part of the partnership with the Eastern Ontario Regional Network, alongside the Government of Canada and the Province of Ontario.
•Announced Canada's first 5G Wireless Private Network in a mining operation at Detour Lake Mine.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Announced a five-year strategic alliance with Microsoft that will leverage Azure's public cloud capabilities to enhance customers' digital experiences, power hybrid work, and drive 5G innovation across the country.
•Announced a suite of Smart Cities and Smart Buildings Internet of Things solutions to deliver on the growing needs of businesses and municipalities for sustainable, secure, and operationally efficient infrastructure.
•Partnered with Corus Entertainment to bring STACKTV to Ignite TV™ and Ignite™ SmartStream™ customers, a first for a Canadian telecommunications provider.
•Expanded Rogers Pro On-the-Go™ to Kelowna and Montreal. Pro On-the-Go is now available to Rogers customers in communities in British Columbia, Alberta, Manitoba, Ontario, Quebec, and Nova Scotia.

Improve execution and deliver strong financial performance across all lines of business
•Generated total service revenue of $3,196 million, up 6%, and adjusted EBITDA1 of $1,539 million, up 11%, and net income of $392 million, up 9%, reflecting improvements across our business.
•Attracted 66,000 net postpaid mobile phone subscribers, up from 22,000 last year, with churn of 0.71%.
•Generated free cash flow1 of $515 million, up 31%, and cash provided by operating activities of $813 million, up 20%.

1 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	3	First Quarter 2022

Financial Guidance

We are adjusting our consolidated guidance ranges for full-year 2022 total service revenue, adjusted EBITDA, and free cash flow from the original ranges provided on January 27, 2022. The revised guidance ranges are presented below. The upward adjustments primarily reflect improved execution and the continued Canadian economic growth.

	2021	2022 Original			2022 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Total service revenue	12,533	Increase of 4%	to	increase of 6%	Increase of 6%	to	increase of 8%
Adjusted EBITDA	5,887	Increase of 6%	to	increase of 8%	Increase of 8%	to	increase of 10%
Capital expenditures [2]	2,788	2,800	to	3,000	2,800	to	3,000
Free cash flow	1,671	1,800	to	2,000	1,900	to	2,100
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2021 results.
2    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

The above table outlines guidance ranges for selected full-year 2022 consolidated financial metrics without giving effect to the Transaction (see "Shaw Transaction"), the associated financing, or any other associated transactions or expenses. Guidance ranges will be reassessed once the Transaction has closed. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this MD&A, including the material assumptions underlying it, and in our 2021 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	4	First Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 4% and 6%, respectively, this quarter, driven by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% this quarter, mainly as a result of higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue decreased by 10%, as a result of fewer device upgrades by existing subscribers and fewer of our new subscribers purchasing devices.

Cable service revenue increased by 1% this quarter, primarily as a result of service pricing changes this quarter and the increases in our Internet and Video subscriber bases, partially offset by declines in our Home Phone and Smart Home Monitoring subscriber bases.

Media revenue increased by 10% this quarter, primarily as a result of higher sports-related revenue, partially offset by lower Today's Shopping Choice™ revenue.
Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 11% this quarter and our adjusted EBITDA margin increased by 260 basis points primarily due to increases in Wireless and Cable adjusted EBITDA.

Wireless adjusted EBITDA increased by 7%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA service margin of 63.0%.

Cable adjusted EBITDA increased by 13%, primarily as a result of cost efficiencies, including lower content and people related costs. This gave rise to an adjusted EBITDA margin of 53.2%.

Media adjusted EBITDA decreased by $7 million this quarter, primarily due to higher programming, production, and other operating costs as a result of increased activities as COVID-19 restrictions eased, and the timing of player salaries pertaining to Toronto Blue Jays™ player trades, partially offset by higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 9% and 17%, respectively, primarily as a result of higher adjusted EBITDA.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $813 million, up 20%, as a result of higher adjusted EBITDA with the impact of lower income taxes paid largely offset by a higher investment in net operating assets. We also generated free cash flow of $515 million, up 31%, primarily as a result of higher adjusted EBITDA and lower cash income taxes.

This quarter, we issued $13.3 billion senior notes (US$7.05 billion and $4.25 billion) with a weighted average interest rate and term to maturity of 4.21% and 13.9 years, respectively. We also issued US$750 million subordinated notes due 2082 with a coupon of 5.25% for the first five years. See "Managing our Liquidity and Financial Resources" for more information. Our debt leverage ratio2 was 3.3 as at March 31, 2022, down from 3.4 as at December 31, 2021.

As at March 31, 2022, we had $3.9 billion of available liquidity2 (December 31, 2021 - $4.2 billion), including $0.8 billion in cash and cash equivalents and a combined $3.1 billion available under our bank credit facilities. We also held $13.1 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 19, 2022.

2 Debt leverage ratio and available liquidity are capital management measures. See "Non-GAAP and Other Financial Measures" and "Financial Condition" for more information about these measures.

Rogers Communications Inc.	5	First Quarter 2022

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals and satisfaction of other conditions prior to closing, the Transaction is expected to close in the second quarter of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the arrangement agreement.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (Shaw term loan facility), which reduced the amount available under the committed credit facility to $13 billion. This quarter, we issued US$7.05 billion and $4.25 billion senior notes, which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted $13,131 million in funds, which are recognized as "restricted cash and cash equivalents" on our first quarter interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash. These notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" clause, which requires them to be redeemed at 101% of face value if the Transaction cannot be consummated by December 31, 2022. See "Managing our Liquidity and Financial Resources" for more information on the committed facility and our restricted cash and cash equivalents balance.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Competition Bureau and Innovation, Science and Economic Development Canada (ISED Canada).

Rogers Communications Inc.	6	First Quarter 2022

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2022	2021	% Chg

Revenue
Wireless	2,140	2,074	3
Cable	1,036	1,020	2
Media	482	440	10
Corporate items and intercompany eliminations	(39)	(46)	(15)
Revenue	3,619	3,488	4
Total service revenue [1]	3,196	3,021	6

Adjusted EBITDA
Wireless	1,085	1,013	7
Cable	551	487	13
Media	(66)	(59)	12
Corporate items and intercompany eliminations	(31)	(50)	(38)
Adjusted EBITDA	1,539	1,391	11
Adjusted EBITDA margin [2]	42.5%	39.9%	2.6	pts

Net income	392	361	9
Basic earnings per share	$0.78	$0.71	10
Diluted earnings per share	$0.77	$0.70	10

Adjusted net income [2]	462	394	17
Adjusted basic earnings per share [2]	$0.91	$0.78	17
Adjusted diluted earnings per share [2]	$0.91	$0.77	18

Capital expenditures	649	484	34
Cash provided by operating activities	813	679	20
Free cash flow	515	394	31
1    As defined. See "Key Performance Indicators".
2 Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic and adjusted diluted earnings per share are non-GAAP ratios. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic and adjusted diluted earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" for more information about these measures.

Rogers Communications Inc.	7	First Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2022	2021	% Chg

Revenue
Service revenue	1,723	1,609	7
Equipment revenue	417	465	(10)
Revenue	2,140	2,074	3

Operating expenses
Cost of equipment	426	466	(9)
Other operating expenses	629	595	6
Operating expenses	1,055	1,061	(1)

Adjusted EBITDA	1,085	1,013	7

Adjusted EBITDA service margin [1]	63.0%	63.0%	—	pts
Adjusted EBITDA margin [2]	50.7%	48.8%	1.9	pts
Capital expenditures	337	225	50
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg

Postpaid mobile phone
Gross additions	254	231	23
Net additions	66	22	44
Total postpaid mobile phone subscribers [2]	8,913	8,466	447
Churn (monthly)	0.71%	0.83%	(0.12	pts)
Prepaid mobile phone
Gross additions	151	106	45
Net losses	(16)	(56)	40
Total prepaid mobile phone subscribers [2]	1,150	1,204	(54)
Churn (monthly)	4.82%	4.36%	0.46	pts
Mobile phone ARPU (monthly) [3]	$57.25	$55.42	$1.83
1Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 7% increase in service revenue this quarter was primarily a result of:
•higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
•a larger postpaid mobile phone subscriber base.

The 3% increase in mobile phone ARPU this quarter was a result of the increased roaming revenue.

The increase in postpaid gross additions and the higher postpaid net additions this quarter were a result of strong execution and an increase in market activity by Canadians with the continuing improvement of the economy.

Rogers Communications Inc.	8	First Quarter 2022

Equipment revenue
The 10% decrease in equipment revenue this quarter was a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

Operating expenses
Cost of equipment
The 9% decrease in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above.

Other operating expenses
The 6% increase in other operating expenses this quarter was primarily a result of higher costs associated with the increased roaming revenue.

Adjusted EBITDA
The 7% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2022

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2022	2021	% Chg

Revenue
Service revenue	1,030	1,018	1
Equipment revenue	6	2	200
Revenue	1,036	1,020	2

Operating expenses	485	533	(9)

Adjusted EBITDA	551	487	13

Adjusted EBITDA margin	53.2%	47.7%	5.5	pts
Capital expenditures	256	212	21

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2022	2021	Chg

Homes passed [2]	4,728	4,599	129
Customer relationships
Net additions	5	6	(1)
Total customer relationships [2,3]	2,589	2,536	53
ARPA (monthly) [4]	$132.87	$133.95	($1.08)

Penetration [2]	54.8%	55.1%	(0.3	pts)

Retail Internet
Net additions	13	16	(3)
Total retail Internet subscribers [2,3]	2,245	2,156	89
Video
Net additions (losses)	14	(12)	26
Total Video subscribers [2,3]	1,507	1,481	26
Smart Home Monitoring
Net losses	(4)	(3)	(1)
Total Smart Home Monitoring subscribers [2]	109	128	(19)
Home Phone
Net losses	(22)	(29)	7
Total Home Phone subscribers [2,3]	890	967	(77)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3 On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balance for March 31, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Service revenue
The 1% increase in service revenue was a result of:
•service pricing changes this quarter; and
•the increase in total customer relationships over the past year, due to growth in our Internet and Video subscriber bases; partially offset by
•declines in our Home Phone and Smart Home Monitoring subscriber bases.

The 1% decrease in ARPA was primarily a result of an increase in our customer relationships on lower monthly price plans.

Rogers Communications Inc.	10	First Quarter 2022

Operating expenses
The 9% decrease in operating expenses this quarter was primarily a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers, and lower people-related costs.

Adjusted EBITDA
The 13% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2022

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2022	2021	% Chg

Revenue	482	440	10
Operating expenses	548	499	10

Adjusted EBITDA	(66)	(59)	12

Adjusted EBITDA margin	(13.7)%	(13.4)%	(0.3	pts)
Capital expenditures	22	18	22

Revenue
The 10% increase in revenue this quarter was a result of:
•higher sports-related revenues, including negotiation of certain content rates; partially offset by
•lower Today's Shopping Choice revenue.

Operating expenses
The 10% increase in operating expenses this quarter was a result of:
•higher programming costs;
•higher production costs and other general operating costs as a result of increased activities as COVID-19 restrictions eased; and
•the timing of player salaries pertaining to Toronto Blue Jays player trades.

Adjusted EBITDA
The decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	First Quarter 2022

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2022	2021	% Chg

Wireless	337	225	50
Cable	256	212	21
Media	22	18	22
Corporate	34	29	17

Capital expenditures [1]	649	484	34

Capital intensity [2]	17.9%	13.9%	4.0	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

One of our focus areas for the year is to deliver world-class connectivity to Canadian consumers and businesses. To do this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network, the largest and most reliable 5G network in Canada, across the country. We will also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses.

These investments will help us bridge the digital divide and expand our network to underserved areas through participation in various programs and projects. To connect these underserved areas, we are deploying unified access transport technology, which allows wireline and wireless networks to converge over a unified Internet protocol and optical transport network.

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade our wireless network to continue to deliver reliable performance for our customers. We continued to emphasize our 5G deployments in the 600 MHz band, and preparing our network to deploy the newly acquired 3500 MHz spectrum licences later this year, as we have deployed our 5G network in more than 1,500 communities and we launched the first commercial 5G standalone network in Canada.

Cable
The increase in capital expenditures in Cable this quarter reflects continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased download speeds over time.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

Rogers Communications Inc.	13	First Quarter 2022

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2022	2021	% Chg

Adjusted EBITDA	1,539	1,391	11
Deduct (add):
Depreciation and amortization	646	638	1
Restructuring, acquisition and other	96	45	113
Finance costs	258	218	18
Other (income) expense	(6)	1	n/m
Income tax expense	153	128	20

Net income	392	361	9
n/m - not meaningful

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2022	2021	% Chg

Depreciation of property, plant and equipment	577	577	—
Depreciation of right-of-use assets	64	58	10
Amortization	5	3	67

Total depreciation and amortization	646	638	1

Restructuring, acquisition and other
This quarter, we incurred $96 million (2021 - $45 million) in restructuring, acquisition and other expenses, which included $59 million (2021 - $6 million) of incremental costs supporting acquisition and integration activities related to the Transaction, including certain costs related to the committed credit facility, which was terminated during the three months ended March 31, 2022. The remaining costs in 2022, and the costs in 2021, were primarily severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended March 31
(In millions of dollars)	2022	2021	% Chg

Interest on borrowings [1]	242	192	26
Interest on lease liabilities	19	18	6
Interest on post-employment benefits liability	—	4	(100)
Gain on foreign exchange	(50)	(3)	n/m
Change in fair value of derivative instruments	49	5	n/m
Capitalized interest	(7)	(4)	75
Other	5	6	(17)

Total finance costs	258	218	18
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 26% increase this quarter in interest on borrowings was a result of new debt primarily associated with the completion of our long-term financing for the Transaction in advance of its anticipated closing in the second quarter of 2022, and to support our acquisition of 3500 MHz spectrum licences in late 2021, including:
•the issuance of $2 billion subordinated notes in December 2021;
•the issuance of US$750 million subordinated notes in February 2022; and
•the issuance of $4.25 billion and US$7.05 billion senior notes in March 2022; partially offset by
•the repayment of our $1.45 billion senior notes at maturity in March 2021.

Rogers Communications Inc.	14	First Quarter 2022

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2022	2021

Statutory income tax rate	26.5%	26.5%
Income before income tax expense	545	489
Computed income tax expense	144	130
Increase (decrease) in income tax expense resulting from:
Non-deductible (taxable) stock-based compensation	9	(1)
Non-deductible portion of equity losses	2	3
Non-taxable income from security investments	(3)	(3)
Other items	1	(1)

Total income tax expense	153	128

Effective income tax rate	28.1%	26.2%
Cash income taxes paid	140	325

Cash income taxes paid decreased this quarter as the first quarter of 2021 included a final 2020 tax installment arising from our transition to a device financing business model, which results in earlier recognition of equipment revenue for income tax purposes.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2022	2021	% Chg

Net income	392	361	9
Basic earnings per share	$0.78	$0.71	10
Diluted earnings per share	$0.77	$0.70	10

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2022	2021	% Chg

Adjusted EBITDA	1,539	1,391	11
Deduct:
Depreciation and amortization	646	638	1
Finance costs	258	218	18
Other (income) expense	(6)	1	n/m
Income tax expense [1]	179	140	28

Adjusted net income	462	394	17

Adjusted basic earnings per share	$0.91	$0.78	17
Adjusted diluted earnings per share	$0.91	$0.77	18
1    Income tax expense excludes a recovery of $26 million (2021 - recovery of $12 million) for the three months ended March 31, 2022 related to the income tax impact for adjusted items.

Rogers Communications Inc.	15	First Quarter 2022

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2022	2021
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,488	1,407
Change in net operating assets and liabilities	(321)	(187)
Income taxes paid	(140)	(325)
Interest paid	(214)	(216)

Cash provided by operating activities	813	679

Investing activities:
Capital expenditures	(649)	(484)
Additions to program rights	(12)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets	(172)	(116)
Acquisitions and other strategic transactions, net of cash acquired	(9)	—
Other	12	(6)

Cash used in investing activities	(830)	(618)

Financing activities:
Net proceeds received from short-term borrowings	503	22
Net issuance (repayment) of long-term debt	13,311	(1,450)
Net payments on settlement of debt derivatives and forward contracts	(74)	(2)
Transaction costs incurred	(169)	—
Principal payments of lease liabilities	(77)	(62)
Dividends paid	(252)	(252)

Cash provided by (used in) financing activities	13,242	(1,744)

Change in cash and cash equivalents and restricted cash and cash equivalents	13,225	(1,683)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,940	801

Cash and cash equivalents	809	801
Restricted cash and cash equivalents	13,131	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,940	801

Operating activities
The 20% increase in cash provided by operating activities this quarter was primarily a result of higher adjusted EBITDA as well as the impact of lower income taxes paid, which was largely offset by a higher investment in net operating assets.

Investing activities
Capital expenditures
During the quarter, we incurred $649 million on capital expenditures before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $13,571 million (2021 - paid $1,430 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid, reflecting new debt primarily associated with the completion of our long-term financing for the Transaction in advance of its anticipated closing in the second quarter of 2022. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	16	First Quarter 2022

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our receivables securitization program, our short-term non-revolving credit facilities, and our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at March 31, 2022 and December 31, 2021.

	As at March 31	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	1,800	800
US commercial paper program (net of the discount on issuance)	895	893
Non-revolving credit facility borrowings	—	507

Total short-term borrowings	2,695	2,200

The table below summarizes the activity relating to our short-term borrowings for the three months ended March 31, 2022 and 2021.

		Three months ended March 31, 2022			Three months ended March 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			1,000			150
Net proceeds received from receivables securitization			1,000			150

Proceeds received from US commercial paper	2,074	1.263	2,620	520	1.265	658
Repayment of US commercial paper	(2,064)	1.265	(2,610)	(620)	1.268	(786)
Net proceeds received from (repayment of) US commercial paper			10			(128)

Proceeds received from non-revolving credit facilities (Cdn$)			495			—
Total proceeds received from non-revolving credit facilities			495			—

Repayment of non-revolving credit facilities (Cdn$)			(495)			—
Repayment of non-revolving credit facilities (US$)	(400)	1.268	(507)	—	—	—
Total repayment of non-revolving credit facilities			(1,002)			—

Net repayment of non-revolving credit facilities			(507)			—

Net proceeds received from short-term borrowings			503			22

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. We will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our interim condensed consolidated statement of financial position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

In March 2021, in connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. As a result of entering into the Shaw term loan facility during the second quarter of 2021, the maximum amount we could have drawn on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see "Long-term debt" below) this quarter, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Rogers Communications Inc.	17	First Quarter 2022

Long-term debt
Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes, debentures, and subordinated notes we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2022 and 2021.

		Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			4,250			—
Senior note issuances (US$)	7,050	1.284	9,054	—	—	—
Total issuances of senior notes			13,304			—

Senior note repayments (Cdn$)			—			(1,450)
Senior note repayments (US$)	(750)	1.259	(944)	—	—	—
Total senior notes repayments			(944)			(1,450)

Net issuance (repayment) of senior notes			12,360			(1,450)

Subordinated note issuances (US$)	750	1.268	951	—	—	—

Net issuance (repayment) of long-term debt			13,311			(1,450)

	Three months ended March 31
(In millions of dollars)	2022	2021

Long-term debt net of transaction costs, beginning of period	18,688	18,201
Net issuance (repayment) of long-term debt	13,311	(1,450)
Gain on foreign exchange	(415)	(142)
Deferred transaction costs incurred	(169)	—
Amortization of deferred transaction costs	5	4

Long-term debt net of transaction costs, end of period	31,420	16,613

Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued this quarter. We did not issue senior or subordinated notes in the three months ended March 31, 2021.

(In millions of dollars, except interest rates and discounts)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2022 issuances
February 11, 2022 (subordinated) [3]	US	750	2082	5.250%	At par	951	13
March 11, 2022 (senior) [4]	US	1,000	2025	2.950%	99.934%	1,283	9
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes due 2082 can be redeemed at par on March 15, 2027 or any subsequent interest payment date.
4    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

Rogers Communications Inc.	18	First Quarter 2022

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion, in order to partially finance the cash consideration for the Transaction. Each of these notes (except the $1.25 billion senior notes due 2025) contains a "special mandatory redemption" clause, which requires them to be redeemed at 101% of face value if the Transaction cannot be consummated by December 31, 2022. At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and as such, we have recognized the net proceeds as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position.

Concurrent with the March 2022 senior note issuances, we terminated US$2 billion of interest rate swap derivatives, $500 million of bond forwards, and $2.3 billion of interest rate swap derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

In March 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Canada Infrastructure Bank credit agreement
This quarter, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with the Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at March 31, 2022, we had not drawn on the credit agreement.

Dividends
Below is a summary of the dividends declared and paid on RCI's outstanding Class A Voting common shares (Class A Shares) and Class B Non-Voting common shares (Class B Non-Voting Shares) in 2022 and 2021. On April 19, 2022, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 4, 2022 to shareholders of record on June 10, 2022.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2022	March 10, 2022	April 1, 2022	0.50	252

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

Rogers Communications Inc.	19	First Quarter 2022

Free cash flow

	Three months ended March 31
(In millions of dollars)	2022	2021	% Chg

Adjusted EBITDA	1,539	1,391	11
Deduct:
Capital expenditures [1]	649	484	34
Interest on borrowings, net of capitalized interest	235	188	25
Cash income taxes [2]	140	325	(57)

Free cash flow	515	394	31
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    Cash income taxes are net of refunds received.

Free cash flow increased this quarter as a result of higher adjusted EBITDA and lower cash income taxes, partially offset by higher capital expenditures.

Rogers Communications Inc.	20	First Quarter 2022

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2022	2021	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	809	715	94	13	See "Managing our Liquidity and Financial Resources".
Restricted cash and cash equivalents	13,131	—	13,131	—	Reflects the restrictions on use of and liquidity maintenance on the proceeds received from our issuances of $4.25 billion and US$7.05 billion in senior notes to fund the Transaction.
Accounts receivable	3,565	3,847	(282)	(7)	Primarily reflects business seasonality and the collection of accounts receivable following the seasonal peak period in Q4.
Inventories	540	535	5	1	n/m
Current portion of contract assets	112	115	(3)	(3)	n/m
Other current assets	606	497	109	22	Primarily reflects an increase in prepaid expenses related to our annual wireless spectrum licence fees.
Current portion of derivative instruments	222	120	102	85	Primarily reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$ and changes in market values of our equity derivatives as a result of the increase in the share price of Class B Non-Voting Shares.
Total current assets	18,985	5,829	13,156	n/m

Property, plant and equipment	14,790	14,666	124	1	Primarily reflects capital expenditures and additions to right-of-use assets partially offset by depreciation expense.
Intangible assets	12,275	12,281	(6)	—	n/m
Investments	2,510	2,493	17	1	n/m
Derivative instruments	1,293	1,431	(138)	(10)	Primarily reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Financing receivables	771	854	(83)	(10)	Reflects the reclassification of long-term financing receivables to current.
Other long-term assets	401	385	16	4	n/m
Goodwill	4,025	4,024	1	—	n/m

Total assets	55,050	41,963	13,087	31

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,695	2,200	495	23	Reflects an increase in borrowings under our receivables securitization program, partially offset by a decrease in our non-revolving credit facilities.
Accounts payable and accrued liabilities	2,782	3,416	(634)	(19)	Reflects business seasonality.
Income tax payable	186	115	71	62	Reflects the excess of income tax payable over tax installments paid.
Other current liabilities	303	607	(304)	(50)	Primarily reflects the termination of our interest rate derivatives upon issuance of our senior and subordinated notes.
Contract liabilities	406	394	12	3	n/m
Current portion of long-term debt	1,225	1,551	(326)	(21)	Reflects the repayment of US$750 million senior notes in March 2022, partially offset by the reclassification to current of our US$500 million senior notes due March 2023.
Current portion of lease liabilities	346	336	10	3	n/m
Total current liabilities	7,943	8,619	(676)	(8)

Provisions	51	50	1	2	n/m
Long-term debt	30,195	17,137	13,058	76	Reflects the issuances of our US$750 million subordinated notes and $4.25 billion and US$7.05 billion in senior notes, partially offset by a reclassification to current of our US$500 million senior notes due March 2023.
Lease liabilities	1,642	1,621	21	1	Reflects liabilities related to new leases.
Other long-term liabilities	676	565	111	20	Primarily reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$.
Deferred tax liabilities	3,430	3,439	(9)	—	n/m
Total liabilities	43,937	31,431	12,506	40

Shareholders' equity	11,113	10,532	581	6	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	55,050	41,963	13,087	31

Rogers Communications Inc.	21	First Quarter 2022

Financial Condition

Available liquidity
Below is a summary of our available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2022 and December 31, 2021.

As at March 31, 2022	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	809	—	—	—	809
Bank credit facilities [2]:
Revolving	4,000	—	8	897	3,095
Outstanding letters of credit	104	—	104	—	—
Receivables securitization [2]	1,800	1,800	—	—	—

Total	6,713	1,800	112	897	3,904
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021	Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Cash and cash equivalents	715	—	—	—	715
Bank credit facilities [2]:
Revolving	4,000	—	8	894	3,098
Non-revolving	507	507	—	—	—
Outstanding letters of credit	72	—	72	—	—
Receivables securitization [2]	1,200	800	—	—	400

Total	6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

In addition to the sources of available liquidity noted above, we held $1,581 million of marketable securities in publicly traded companies as at March 31, 2022 (December 31, 2021 - $1,581 million).

Our restricted cash and cash equivalents is not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Transaction or, if unable to be consummated, to be used to redeem the applicable senior notes, and therefore is not available for other purposes. Our $6 billion Shaw term loan facility is also not included in available liquidity as we can only draw on that facility to partially fund the Transaction. Our Canada Infrastructure Bank credit agreement (see "Managing our Liquidity and Financial Resources") is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.20% as at March 31, 2022 (December 31, 2021 - 3.95%) and our weighted average term to maturity was 12.4 years (December 31, 2021 - 11.6 years). These figures reflect the expected repayment of our subordinated notes on the five-year anniversary.

Rogers Communications Inc.	22	First Quarter 2022

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at March 31, 2022.

Issuance	S&P Global Ratings Services	Moody's	Fitch	DBRS Morningstar
Corporate credit issuer default rating	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Senior unsecured debt	BBB+ CreditWatch Negative	Baa1 under review	BBB+ Rating Watch Negative	BBB (high), Under Review with Negative Implications
Subordinated debt	BBB- CreditWatch Negative	Baa3 under review	BBB- Rating Watch Negative	BBB (high), Under Review with Negative Implications
US commercial paper	A-2 CreditWatch Negative	P-2 under review	N/A [1]	N/A [1]
1We have not sought a rating from Fitch or DBRS Morningstar for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, each of these rating agencies has put our credit rating under review. We expect each of these rating agencies to complete their reviews upon closing of the Transaction. See "Shaw Transaction" for more information on our agreement with Shaw and the Transaction.

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2022	2021

Long-term debt [1]	31,769	18,873
Subordinated notes adjustment [2]	(1,469)	(1,000)
Net debt derivative assets valued without any adjustment for credit risk [3]	(1,006)	(1,278)
Short-term borrowings	2,695	2,200
Lease liabilities	1,988	1,957
Cash and cash equivalents	(809)	(715)
Restricted cash and cash equivalents [4]	(13,131)	—

Adjusted net debt [2,5]	20,037	20,037
Divided by: trailing 12-month adjusted EBITDA	6,035	5,887

Debt leverage ratio	3.3	3.4
1 Includes current and long-term portion of long-term debt before deferred transaction costs and discounts.
2 For the purposes of calculating adjusted net debt and debt leverage ratio, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
3 For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the Transaction or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Transaction or the redemption of the senior notes.
5 Adjusted net debt is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about this measure.

Rogers Communications Inc.	23	First Quarter 2022

Outstanding common shares

	As at March 31	As at December 31
	2022	2021

Common shares outstanding [1]
Class A Voting Shares	111,153,411	111,153,411
Class B Non-Voting Shares	393,771,907	393,771,907

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	10,476,427	6,494,001
Outstanding options exercisable	3,139,486	2,373,717
1Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	24	First Quarter 2022

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2021 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 92.1% of our outstanding debt, including short-term borrowings, as at March 31, 2022 (December 31, 2021 - 89.3%).

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings. We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three months ended March 31, 2022 and 2021.

		Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	400	1.268	507	—	—	—
Net cash received on settlement			9			—

US commercial paper program
Debt derivatives entered	2,075	1.263	2,620	520	1.265	658
Debt derivatives settled	2,063	1.264	2,608	620	1.268	786
Net cash received (paid) on settlement			1			(2)

As at March 31, 2022, we had nil and US$717 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2021 - US$400 million and US$704 million), respectively.

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three months ended March 31, 2022. We did not enter into or settle any debt derivatives related to senior notes issued during the three months ended March 31, 2021.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	25	First Quarter 2022

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at March 31, 2022, we had US$16,100 million (December 31, 2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all the associated foreign exchange risk had been hedged economically using debt derivatives.

During the three months ended March 31, 2022, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at March 31, 2022, we had no forward starting cross-currency swaps outstanding (December 31, 2021 - US$2 billion).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	33	1.273	42	26	1.269	33
Debt derivatives settled	27	1.333	36	16	1.250	20

As at March 31, 2022, we had US$199 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2021 - US$193 million) with terms to maturity ranging from April 2022 to March 2025 (December 31, 2021 - January 2022 to December 2024) at an average rate of $1.292/US$ (December 31, 2021 - $1.301/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and
•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at March 31, 2022, we had no interest rate derivatives outstanding.

See "Mark-to-market value" for more information about our interest rate derivatives.

Rogers Communications Inc.	26	First Quarter 2022

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	378	1.249	472	120	1.250	150
Expenditure derivatives settled	225	1.293	291	225	1.360	306

As at March 31, 2022, we had US$1,221 million notional amount of expenditure derivatives outstanding (December 31, 2021 - US$1,068 million) with terms to maturity ranging from April 2022 to December 2023 (December 31, 2021 - January 2022 to December 2023) at an average rate of $1.273/US$ (December 31, 2021 - $1.287/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2022, we had equity derivatives outstanding for 5.0 million (December 31, 2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2021 - $53.10).

During the three months ended March 31, 2021, we entered into 0.4 million equity derivatives with a weighted average price of $60.98. We also reset the weighted average price to $59.64 on 0.5 million equity derivatives and received net proceeds of $3 million. At the same time, we reset the expiry dates to April 2023 (from April 2021).

During the three months ended March 31, 2022, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

See "Mark-to-market value" for more information about our equity derivatives.

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			9			—
US commercial paper program			1			(2)
Senior and subordinated notes			(75)			—
Forward starting cross-currency swaps			43			—
Interest rate derivatives (Cdn$)			113			—
Interest rate derivatives (US$)	(129)	1.279	(165)	—	—	—

Net payments on settlement of debt derivatives and forward contracts			(74)			(2)

Rogers Communications Inc.	27	First Quarter 2022

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2022
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	6,586	1.1559	7,613	1,422
As liabilities	8,713	1.2934	11,269	(394)
Debt derivatives not accounted for as hedges:
As liabilities	1,717	1.3059	2,242	(40)
Net mark-to-market debt derivative asset				988
Expenditure derivatives accounted for as cash flow hedges:
As assets	554	1.2433	689	5
As liabilities	668	1.2973	867	(30)
Net mark-to-market expenditure derivative liability				(25)
Equity derivatives not accounted for as hedges:
As assets	—	—	265	88
Net mark-to-market equity derivative asset				88

Net mark-to-market asset				1,051

	As at December 31, 2021
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,859	1.1369	6,661	1,453
As liabilities	5,383	1.3025	7,011	(343)
Short-term debt derivatives not accounted for as hedges:
As assets	1,104	1.2578	1,389	11
Net mark-to-market debt derivative asset				1,121
Interest rate derivatives accounted for as cash flow hedges:
As assets (Cdn$)	—	—	3,250	40
As liabilities (Cdn$)	—	—	500	(6)
As liabilities (US$)	2,000	—	—	(277)
Net mark-to-market interest rate derivative liability				(243)
Expenditure derivatives accounted for as cash flow hedges:
As assets	438	1.2453	545	11
As liabilities	630	1.3151	829	(30)
Net mark-to-market expenditure derivative liability				(19)
Equity derivatives not accounted for as hedges:
As assets	—	—	265	36

Net mark-to-market asset				895

Commitments and Contractual Obligations

See our 2021 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2021 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no other material changes to our material contractual obligations, as identified in our 2021 Annual MD&A, since December 31, 2021.

Rogers Communications Inc.	28	First Quarter 2022

Regulatory Developments

See our 2021 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 3, 2022. The following are the significant regulatory developments since that date.

CRTC review of the Transaction
On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:
•the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
•annual reporting on our commitments to increase our support for local news, including by employing more journalists at our Citytv™ stations across the country and by producing an additional 48 news specials each year that reflect local communities;
•the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
•safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Competition Bureau and ISED Canada.

Updates to Risks and Uncertainties

See our 2021 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 3, 2022, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks that are disclosed in our 2021 Annual MD&A, many of which are outside the control of Rogers and Shaw. Updates to these risks are described below.

Key Regulatory Approvals and other conditions
In connection with obtaining the Key Regulatory Approvals, divestitures and/or other actions are expected to be required by the relevant regulatory or governmental authorities. Any cash proceeds received by Shaw at or prior to the consummation of the Transaction from any such divestitures or other actions are anticipated to reduce the amount of indebtedness incurred by RCI in connection with the Transaction.

Critical Accounting Policies and Estimates

See our 2021 Annual MD&A and our 2021 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2022
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).

Rogers Communications Inc.	29	First Quarter 2022

•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).

We do not expect IFRS 17, Insurance Contracts, or the amendments to existing standards to have any material impacts on our consolidated financial statements.

Transactions with related parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by Michael J. Cooper, a Director of RCI. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to Dream were nominal for the three months ended March 31, 2022.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2022 and 2021.

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2021 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are non-GAAP or other financial measures (see "Non-GAAP and Other Financial Measures"), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Commencing this quarter, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly

Rogers Communications Inc.	30	First Quarter 2022

by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We will also begin reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.
•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" for an explanation as to the composition of this measure.

Rogers Communications Inc.	31	First Quarter 2022

Non-GAAP and Other Financial Measures

We use the following "non-GAAP financial measures" and other "specified financial measures" (each within the meaning of applicable Canadian securities law). These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not standardized measures under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP financial measures
Specified financial measure	How it is useful	How we calculate it	Most directly comparable IFRS financial measure
Adjusted net income	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Net income
add (deduct)
		restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.	Net income

Non-GAAP ratios
Specified financial measure	How it is useful	How we calculate it
Adjusted basic earnings per share Adjusted diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income
divided by
basic weighted average shares outstanding.

Adjusted net income including the dilutive effect of stock-based compensation divided by
diluted weighted average shares outstanding.

Total of segments measures
Specified financial measure	Most directly comparable IFRS financial measure
Adjusted EBITDA	Net income

Capital management measures
Specified financial measure	How it is useful
Free cash flow	●	To show how much cash we generate that is available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	We believe this helps investors and analysts analyze our debt and cash balances while taking into account the impact of debt derivatives on our US dollar-denominated debt.
Debt leverage ratio	●	We believe this helps investors and analysts analyze our ability to service our debt obligations.
Available liquidity	●	To help determine if we are able to meet all of our commitments, to execute our business plan, and to mitigate the risk of economic downturns.

Rogers Communications Inc.	32	First Quarter 2022

Supplementary financial measures
Specified financial measure	How we calculate it
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue.
Wireless mobile phone average revenue per user (ARPU)	Wireless service revenue divided by average total number of Wireless mobile phone subscribers for the relevant period.
Cable average revenue per account (ARPA)	Cable service revenue divided by average total number of customer relationships for the relevant period.
Capital intensity	Capital expenditures divided by revenue.

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2022	2021

Net income	392	361
Add:
Income tax expense	153	128
Finance costs	258	218
Depreciation and amortization	646	638
EBITDA	1,449	1,345
Add (deduct):
Other (income) expense	(6)	1
Restructuring, acquisition and other	96	45

Adjusted EBITDA	1,539	1,391

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2022	2021

Net income	392	361
Add (deduct):
Restructuring, acquisition and other	96	45
Income tax impact of above items	(26)	(12)

Adjusted net income	462	394

Rogers Communications Inc.	33	First Quarter 2022

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2022	2021				2020
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	2,140	2,415	2,215	2,064	2,074	2,291	2,228	1,934
Cable	1,036	1,023	1,016	1,013	1,020	1,019	988	966
Media	482	516	473	546	440	409	489	296
Corporate items and intercompany eliminations	(39)	(35)	(38)	(41)	(46)	(39)	(40)	(41)
Total revenue	3,619	3,919	3,666	3,582	3,488	3,680	3,665	3,155
Total service revenue [1]	3,196	3,232	3,149	3,131	3,021	3,023	3,086	2,797

Adjusted EBITDA
Wireless	1,085	1,086	1,107	1,008	1,013	1,034	1,089	918
Cable	551	518	516	492	487	520	508	454
Media	(66)	(26)	33	(75)	(59)	82	89	(35)
Corporate items and intercompany eliminations	(31)	(56)	(56)	(51)	(50)	(46)	(48)	(43)
Adjusted EBITDA	1,539	1,522	1,600	1,374	1,391	1,590	1,638	1,294
Deduct (add):
Depreciation and amortization	646	658	642	647	638	666	663	650
Restructuring, acquisition and other	96	101	63	115	45	73	49	42
Finance costs	258	218	207	206	218	228	219	214
Other (income) expense	(6)	(12)	20	(7)	1	2	6	7
Net income before income tax expense	545	557	668	413	489	621	701	381
Income tax expense	153	152	178	111	128	172	189	102
Net income	392	405	490	302	361	449	512	279

Earnings per share:
Basic	$0.78	$0.80	$0.97	$0.60	$0.71	$0.89	$1.01	$0.55
Diluted	$0.77	$0.80	$0.94	$0.60	$0.70	$0.89	$1.01	$0.54

Net income	392	405	490	302	361	449	512	279
Add (deduct):
Restructuring, acquisition and other	96	101	63	115	45	73	49	42
Income tax impact of above items	(26)	(20)	(17)	(30)	(12)	(22)	(13)	(11)
Adjusted net income	462	486	536	387	394	500	548	310

Adjusted earnings per share:
Basic	$0.91	$0.96	$1.06	$0.77	$0.78	$0.99	$1.09	$0.61
Diluted	$0.91	$0.96	$1.03	$0.76	$0.77	$0.99	$1.08	$0.60

Capital expenditures	649	846	739	719	484	656	504	559
Cash provided by operating activities	813	1,147	1,319	1,016	679	947	986	1,429
Free cash flow	515	468	507	302	394	568	868	468
1 As defined. See "Key Performance Indicators".

Rogers Communications Inc.	34	First Quarter 2022

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $4.1 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Selected Statements of Income data measure:
Revenue	—	—	3,159	3,075	507	464	(47)	(51)	3,619	3,488
Net income (loss)	392	361	429	356	(5)	2	(424)	(358)	392	361

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2022	Dec. 31 2021	Mar. 31 2022	Dec. 31 2021	Mar. 31 2022	Dec. 31 2021	Mar. 31 2022	Dec. 31 2021	Mar. 31 2022	Dec. 31 2021
Selected Statements of Financial Position data measure:
Current assets	43,884	29,982	29,080	28,825	10,087	10,089	(64,066)	(63,067)	18,985	5,829
Non-current assets	33,580	33,290	29,020	28,959	3,698	3,717	(30,233)	(29,832)	36,065	36,134
Current liabilities	31,402	30,993	32,883	32,942	9,352	9,378	(65,694)	(64,694)	7,943	8,619
Non-current liabilities	32,167	18,943	4,905	4,960	173	181	(1,251)	(1,272)	35,994	22,812
1For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
2Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	35	First Quarter 2022

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2022 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 27, 2022.

Key underlying assumptions
Our 2022 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2022:
•a steady improvement in the general COVID-19 environment throughout 2022, including:
•the continued reopening of the economy, including increasing immigration and the return of foreign students;
•no further significant restrictions, such as border closures, travel restrictions, capacity restrictions, sports venue closures, or stay-at-home orders; and
•no material negative impact resulting from global supply chain interruptions;
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2021;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2022 compared to 2021;
•overall wireless market penetration in Canada grows in 2022 at a similar rate as in 2021;
•continued subscriber growth in Internet;
•declining Video subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•with respect to the increase in capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network, including building on Canada's first standalone 5G core network and using our 3500 MHz spectrum licences to introduce new 5G innovation and services and (ii) upgrading our hybrid fibre-

Rogers Communications Inc.	36	First Quarter 2022

coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our connected home roadmap in 2022 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2022 US dollar-denominated expenditures is hedged at an average exchange rate of $1.29/US$;
•key interest rates remain relatively stable throughout 2022; and
•we retain our investment-grade credit ratings.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Rogers Communications Inc.	37	First Quarter 2022

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2021 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	38	First Quarter 2022